CENTRICA AND NEWPOWER ANNOUNCE THAT THE UNITED STATES BANKRUPTCY COURT
     OVERSEEING ENRON'S CHAPTER 11 BANKRUPTCY PROCEEDINGS WILL NOT GRANT AN ORDER ENJOINING CLAIMS OF THIRD PARTIES WITH RESPECT TO POTENTIAL ENRON-
                              RELATED LIABILITIES

                                   ----------

        CENTRICA AND NEWPOWER ANNOUNCE ESTIMATED CALCULATION OF ADJUSTED OFFER PRICE UNDER MERGER AGREEMENT - SUCH ESTIMATE IS FOR CONVENIENCE
  ONLY AND IS NOT AN INDICATION OF WHETHER AND TO WHAT EXTENT THE OFFER PRICE
                                WILL BE ADJUSTED

WINDSOR, ENGLAND & PURCHASE, N.Y., March 27, 2002 -- Centrica plc (Centrica) and NewPower Holdings, Inc. (NewPower) (NYSE:NPW) today announced that Enron Corp. (Enron) was unsuccessful in its efforts to obtain an order in the form agreed with NewPower and Centrica. The bankruptcy court declined to enjoin claims against NewPower for any joint and several liability it potentially may have as a result of its membership for a short time in the Enron consolidated tax and benefits groups.

Obtaining the order in the agreed form is a condition to Centrica's obligation to complete the tender offer for NewPower shares. Centrica is considering its options.

The bankruptcy court stated it would issue the balance of the requested order approving the tender agreement between Centrica and Enron and certain of its affiliates and certain agreements between NewPower and Enron relating to the settlement of certain liabilities between NewPower and Enron and the termination of other contractual obligations between them.

In addition, Centrica and NewPower announced that on March 27, 2002 the Federal Energy Regulatory Commission granted approval of the joint application under
Section 203 of the Federal Power Act in connection with the tender offer, receipt of which is another condition to the offer.

Centrica and NewPower also announced that if the calculation of the adjusted offer price were made based on the applicable commodity prices for March 26, 2002 only, they estimate that the adjusted offer price under the merger agreement entered into by Centrica, NewPower and Windsor Acquisition Corporation (Windsor), dated as of February 22, 2002, would have been approximately $0.76 per share. The calculation will be made only after all conditions are either satisfied or waived. Under the merger agreement and the offer to purchase, the adjusted offer price would be based on a three-day average of the applicable commodity prices. Commodity prices may change significantly by the time the actual purchase price adjustment, if any, is calculated and the estimated adjusted price is based upon certain estimates of amounts that would be based upon third party quotes for the actual calculation. Accordingly, the estimated adjusted price is not an indication of what the offer price may be on the date, if any, that all conditions to Windsor's obligation to purchase shares of NewPower are satisfied or waived. If there is any change in the $1.05 offer price, Centrica will announce the revised offer price together with NewPower at least ten business days before the final expiration date of the offer. During that time stockholders will be able to withdraw any shares previously tendered or tender any shares not then tendered.

The offer price adjustment is based on changes in the price curves for electricity and natural gas between the signing of the merger agreement and the date that all conditions to Windsor's obligation to purchase shares are satisfied or waived, as described in the merger agreement and the offer to purchase. If the offer price as adjusted is less than $0.80, NewPower may terminate the merger agreement unless Centrica and Windsor agree that the offer price will be $0.80, notwithstanding the adjustment which would otherwise be required. In addition, if the offer price as adjusted is less than $0.80, Enron and certain of its affiliates who have entered into a tender agreement with Centrica to tender the shares (including shares issuable upon the exercise of Class A Warrants of NewPower) held by them, have a right to terminate the tender agreement. The shares covered by such tender agreement represent approximately 44% of the outstanding shares of NewPower common stock on a fully diluted basis.

The offer price adjustment also provides that if the offer price as adjusted is more than $1.30, Centrica may terminate the merger agreement unless NewPower agrees that the offer price shall be $1.30, notwithstanding the adjustment which would otherwise be required. There will be no adjustment of the offer price if the adjustment under the merger agreement would result in a change (up or down) of the $1.05 offer price of $0.065 or less.

The offer is also conditioned upon among other things, there being validly tendered, and not withdrawn, a majority of the outstanding shares of NewPower calculated on an adjusted fully diluted basis (assuming the exercise of all options, warrants and other rights to purchase NewPower shares that have an exercise price equal or less than the offer price). Centrica has more than 70% of the fully diluted shares of NewPower committed to acceptance under contractually binding tender agreements but, in the case of the Enron interests, this is subject to entry of the bankruptcy court order discussed above and the above-described termination right.

Centrica and NewPower do not intend to provide any additional estimated calculations of the adjusted offer price until the actual calculation is made as required under the terms of the merger agreement and the offer to purchase.

As previously announced, Centrica and NewPower have entered into a merger agreement pursuant to which an indirect wholly owned subsidiary of Centrica, Windsor, commenced on March 1, 2002 an all-cash tender offer for all of NewPower's outstanding common stock at a price of $1.05 per share, subject to possible adjustment in accordance with the merger agreement. The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Thursday, March 28, 2002, unless extended. The tender offer may be extended on the terms and conditions stated in the Offer to Purchase, dated March 1, 2002, which is available from D.F. King & Co., Inc. at (Banks and Brokers) (212) 269-5550 (call collect) or (all others call toll free) (800) 290-6429 or from the U.S. Securities and Exchange Commission's web site at WWW.SEC.GOV. Any extension of the tender offer will be followed as promptly as practicable by a public announcement, which will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Morgan Stanley & Co. Incorporated is dealer manager for the tender offer.

About Centrica

Since its formation in 1997, Centrica has developed into a leading provider of energy and other essential services. In the UK, Centrica offers energy supply and related products under the British Gas brand, roadside and financial services from the AA, telecoms products and services through One.Tel and British Gas and financial services from Goldfish.

The group's strategy of international expansion took a significant step forward in August 2000 with the acquisition of Toronto based Direct Energy, North America's largest unregulated retailer of natural gas at that time. Centrica is also active in six states in the U.S. through the Energy America brand, which it acquired in January 2001.

Centrica currently supplies gas to 1.3 million customers across North America under the Direct Energy and Energy America brands, making it the largest unregulated energy supplier. In addition, 600,000 customers have already signed up with Direct Energy in anticipation of the opening of the Ontario electricity market scheduled in May 2002.

In June 2001, Centrica also assumed full ownership of GreenSource Limited, a company providing access to a network of private gas servicing and installation contracting firms in Ontario. This was followed in January 2002 by the announcement that it had reached agreement to acquire Enbridge Services Inc. which more than doubled the customer base of Centrica's Canadian business.

About NewPower Holdings, Inc.

NewPower Holdings, Inc. (NYSE:NPW), through its subsidiary, NewPower, is the first national provider of electricity and natural gas to residential and small commercial customers in the United States. The Company offers consumers in restructured retail energy markets competitive energy prices, pricing choices, improved customer service and other innovative products, services and incentives.

This news release contains certain forward-looking statements, including, without limitation, statements concerning Centrica's and NewPower's operations, economic performance and financial condition. Actual results could differ materially from the results referred to in the forward-looking statements. These forward-looking statements are based largely on Centrica's and NewPower's current expectations and are subject to a number of risks and uncertainties, including, without limitation, changes in external market factors, changes in business or growth strategy or an inability to execute strategy due to changes in such company's industry or the economy generally, the emergence of new or growing competitors, various other competitive factors and other risks and uncertainties indicated from time to time in Centrica's and NewPower's filings with the U.S. Securities and Exchange Commission. Stockholders of NewPower are advised to read Centrica's Tender Offer Statement on Schedule TO and NewPower's Solicitation/Recommendation Statement on Schedule 14D-9 and all subsequent amendments because they contain important information. The Schedule TO, the
Schedule 14D-9 and other filed documents are available for free as described above.

CONTACT:

Centrica:
Investor Relations:        011-44-(0)1753 494900
Media Relations:           011-44-(0)1753 494085

NewPower:
Gael Doar 914-697-2451
gdoar@newpower.com

Kathryn Corbally 914-697-2444
kathryn.corbally@newpower.com